Mail Stop 4631

                                                              February 23, 2018

Gary Croft
President and Chief Executive Officer
Arrestage International, Inc.
20343 N. Hayden Road, Suite 105
Scottsdale, Arizona 85255

       Re:     Arrestage International, Inc.
               Amendment 2 to Registration Statement on Form S-1
               Filed February 23, 2018
               File No. 333-222148

Dear Mr. Croft:

        Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, please provide updated financial statements as for fiscal year end December 31, 2017. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or me at (202) 551-3754 with any other questions.

                                                              Sincerely,

                                                              /s/ Asia
Timmons-Pierce, for

                                                              Pamela A. Long
                                                              Assistant
Director
                                                              Office of
Manufacturing and
                                                              Construction

cc:    Erica L. Jozwiak, Esq.